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                               EXHIBIT 1.A.(6)(a)

  Restated Articles of Incorporation of Acacia National Life Insurance Company
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                                    RESTATED
                           ARTICLES OF INCORPORATION
                                       OF
                     ACACIA NATIONAL LIFE INSURANCE COMPANY

         We hereby restate the Articles of Incorporation of Acacia National Life Insurance Company including all amendments made subsequent to its being deemed incorporated under the laws of the Commonwealth of Virginia on November 12, 1974 pursuant to the formation of a stock Corporation under the provisions of Chapter 1 of Title 13.1 of the Code of Virginia, and to that end set forth the following:

Article 1. NAME: The name of the Corporation is Acacia National Life Insurance Company.

Article 2. PURPOSE: The purpose for which the Corporation is organized is to engage in the life insurance, accident and sickness insurance, and annuity business, to cede and assume reinsurance of such business, and to conduct all other business related to or incidental to such insurance and reinsurance business.

Article 3. TOTAL SHARES: The aggregate number of shares which the Corporation is authorized to issue is 25,000 shares of stock divided into two classes: common and preferred. The number of shares of common stock the Corporation is authorized to issue shall be 15,000 and the par value for each share shall be $170. The number of shares of preferred stock the Corporation is authorized to issue shall be 10,000 and the par value for each share shall be $1,000.

Article 4. VOTING RIGHTS: The entire voting power of the Corporation shall be vested in the holders of record of the common stock on the date established from time to time for such purpose by the Board of Directors, and each share of common stock shall be entitled to one vote. Preferred stock shall have no right to vote.

Article 5. DIVIDEND PREFERENCE: Out of the surplus earnings of the Corporation holders of preferred stock may be paid cumulative, noncumulative or partially cumulative dividends at a rate to be determined by the Board of Directors before any dividends shall be paid on common stock.

Article 6. LIQUIDATION PREFERENCE: In the event of a dissolution or liquidation of the Corporation or a sale of all its assets, whether voluntary or involuntary, or in the event of its insolvency, or upon distribution of its capital, there shall be paid to the holders of preferred stock its par value plus the amount of any accrued and unpaid dividends before any distribution is made to the holders of common stock. After such payment to the holders of preferred stock, the remaining assets and funds of the Corporation shall be divided among and paid to the holders of common shares in proportion to their holdings of such shares.

Article 7. REDEMPTION RIGHTS: The Corporation may redeem the whole or part of the preferred shares, at the option of the Board of Directors, at any time by paying the par value per share plus the amount of any accrued and unpaid dividends.

Article 8. REGISTERED OFFICE AND REGISTERED AGENT: The post office address of the registered office of the Corporation is 9302 Lee Highway, Suite 750, Fairfax, Virginia 22031, which is located in Fairfax County, Virginia. The registered agent of the Corporation is Robert-John H. Sands, a director of the Corporation, who is a resident of the State of Virginia and whose business office is the same as the registered office of the Corporation.

Article 9.   DURATION: The corporation shall exist perpetually.

In witness whereof, the undersigned holder of the Proxy for the Shareholder of Record, Acacia Mutual Life Insurance Company, has hereunto set his hand and seal this 23rd day of December, 1996.

/s/ Charles T. Nason
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Charles T. Nason, Chairman of the Board of Acacia Mutual Life Insurance Company